Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181928

GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.
SUPPLEMENT NO. 8 DATED SEPTEMBER 27, 2013
TO THE PROSPECTUS DATED FEBRUARY 14, 2013

This document supplements, and should be read in conjunction with, our prospectus dated February 14, 2013, as supplemented by Supplement No. 5 dated August 20, 2013, Supplement No. 6 dated September 3, 2013 and Supplement No. 7 dated September 19, 2013. Unless otherwise defined in this Supplement No. 8, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 8 is to disclose:

•	the status of our follow-on offering; and

•	the reallocation of shares between our primary offering and our distribution reinvestment plan.

Status of Our Follow-on Offering

We commenced our follow-on offering of shares of our common stock on February 14, 2013. As of September 26, 2013, we had received and accepted subscriptions in this offering for 150,990,175 shares of our common stock, or approximately $1,537,657,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP.

Reallocation of Shares Between Our Primary Offering and Our Distribution Reinvestment Plan
The heading appearing on the outside front cover page of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:
Maximum Offering of 161,679,408 Shares of Common Stock for $1,650,000,000

The second full paragraph appearing on the outside front cover page of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:
We are offering to the public up to 157,045,010 shares of our common stock pursuant to our primary offering for $10.22 per share and up to 4,634,398 shares of our common stock to be issued pursuant to the distribution reinvestment plan, or the DRIP, for $9.71 per share during our follow-on offering. We reserve the right to reallocate the shares of common stock we are offering between our primary offering and the DRIP.

The table appearing on the outside front cover page of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

	Price to Public	Selling Commissions*	Dealer Manager Fee*	Net Proceeds (Before Expenses)
Primary Offering Per Share	$10.22	$0.71	$0.31	$9.20
Total Maximum	$1,605,000,000	$112,350,000	$48,150,000	$1,444,500,000
Distribution Reinvestment Plan Per Share	$9.71	$—	$—	$9.71
Total Maximum	$45,000,000	$—	$—	$45,000,000

The “Questions and Answers About This Offering — What kind of offering is this?” section on page 2 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Q:    What kind of offering is this?

A:
Through Griffin Capital Securities, Inc., which we refer to as Griffin Securities or our dealer manager, we are offering 157,045,010 shares of our common stock pursuant to our primary offering on a “best efforts” basis at $10.22 per share. We are also offering 4,634,398 shares of our common stock pursuant to the DRIP at $9.71 per share to those stockholders who elect to participate in such plan as described in our prospectus. We reserve the right to reallocate the shares of common stock we are offering between our primary offering and the DRIP.

The last sentence prior to the table and the table appearing in the “Prospectus Summary – Estimated Use of Proceeds” section beginning on page 10 of the prospectus, the first and sixth paragraphs and the table appearing in the “Estimated Use of Proceeds” section beginning on page 69 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:
The following table sets forth our best estimates of how we intend to use the proceeds raised in this offering assuming that we reach the maximum primary offering of $1,605,000,000 in shares of our common stock. The number of shares of our common stock offered pursuant to our primary offering may vary from these assumptions since we have reserved the right to reallocate the shares of our common stock offered between the primary offering and the DRIP. Shares of our common stock in the primary offering are being offered to the public on a “best efforts” basis at $10.22 per share.

The following table assumes that no debt is incurred in respect of any property acquisitions. However, as disclosed throughout the prospectus, we expect to use leverage. Assuming, in addition to our other assumptions, a maximum leverage of 45.0% of our assets, the maximum acquisition fees described in the following table would increase to approximately $65,816,000.

	Maximum Offering
	Amount	Percent
Gross Offering Proceeds	$1,605,000,000	100%
Less Public Offering Expenses:
Selling Commissions(1)	112,350,000	7.0
Dealer Manager Fee(1)	48,150,000	3.0
Other Organizational and Offering Expenses(2)	16,050,000	1.0
Amount Available for Investment(3)	$1,428,450,000	89.0%
Less Acquisition Costs:
Acquisition Fees(4)	$36,199,000	2.3%
Initial Working Capital Reserve(5)	—	—
Amount Invested in Assets(6)	$1,392,251,000	86.7%
 ________________

(1)
Assumes selling commissions equal to 7.0% of gross offering proceeds for shares of our common stock sold pursuant to the primary offering, which commissions may be reduced under certain circumstances, and a dealer manager fee equal to 3.0% of gross offering proceeds for shares of our common stock sold pursuant to the primary offering. However, our dealer manager may, from time to time, enter into selected dealer agreements that provide for reduced selling commissions and an increased dealer manager fee, provided that in no event will the aggregate of the selling commissions and the dealer manager fee be greater than 10.0% of the gross offering proceeds for shares of our common stock sold pursuant to the primary offering. In addition, the amount of selling commissions we pay may be reduced under certain circumstances for volume discounts and other types of sales. See the “Plan of Distribution” section of the prospectus for a description of these provisions.

(2)
Other organizational and offering expenses consist of reimbursement of, among other items, the cumulative cost of actual legal, accounting, printing and other accountable offering expenses, including, but not limited to, amounts to reimburse our advisor for direct expenses of its employees and employees of its affiliates (other than our dealer manager and its employees and dual-employees) while engaged in registering and marketing shares of our common stock to be sold in this offering. Activities of our advisor that may be reimbursed include, but are not limited to, development of sales literature and presentations, participating in due diligence and coordinating generally the marketing process for this offering. Our advisor will be responsible for the payment of our cumulative other organizational and offering expenses to the extent they exceed 1.0% of the aggregate gross proceeds from the sale of shares of our common stock pursuant to the primary offering without recourse against or reimbursement by us. All organizational and offering expenses, including selling commissions and dealer manager fees, will be capped at 15.0% of the gross proceeds of this offering.

(3)
Until required in connection with the acquisition of real estate or real estate-related investments, the net proceeds of this offering may be invested in short-term, highly-liquid investments including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors.

(4)
Acquisition fees may be paid by any party to any person in connection with the purchase, development or construction of real properties, or the making of or investing in loans or other real estate-related investments. Acquisition fees do not include acquisition expenses, which may be paid from offering proceeds. We will pay our advisor entities or one of their affiliates acquisition fees equal to 2.60% of the contract purchase price of each property we acquire. With respect to any real estate-related investment we originate or acquire, we will pay an acquisition fee in an amount equal to 2.0% of the origination or acquisition price. The amount reflected in the chart above reflects the aggregate cash and stock portion of the acquisition fee. The acquisition fee for property acquisitions will be paid with a combination of shares of our common stock and cash as follows: (i) shares of common stock in an amount equal to 0.15% of the contract purchase price of the properties, at the then-established offering price, net of selling commissions and dealer manager fees or, if we are no longer in our offering stage, at the most recently announced estimated per share value as determined by our board of directors, and (ii) the remainder in cash in an amount equal to 2.45% of the contract purchase price of the properties. Our advisor entities or their affiliates will be entitled to receive acquisition and origination fees for properties and real estate-related investments acquired with funds raised in this offering, including acquisitions completed after the termination of the advisory agreement, or funded with net proceeds from the sale of a property or real estate-related investment, subject to certain conditions. If our advisor entities or their affiliates provide development-related services, we will pay the respective party a development fee in the amount that is usual and customary for comparable services rendered for similar projects in the geographic market where the services are provided; however, we will not pay a development fee to our advisor entities or their affiliates if our advisor entities elect to receive an acquisition fee based upon the contract purchase price of the development. In the event that our advisor entities or their affiliates assist with planning and coordinating the construction of tenant improvements or capital improvements, we will pay the respective party a construction management fee of up to 5.0% of the cost of such improvement.

For purposes of this table, we have assumed that (a) no real estate-related investments are originated or acquired and (b) no debt is incurred in respect of any property acquisitions. However, as disclosed throughout the prospectus, we expect to use leverage, which results in higher fees paid to our advisor entities and their affiliates. Assuming, in addition to our other assumptions, a maximum leverage of 45.0% of our assets, the maximum acquisition fees (aggregate in cash and stock) would be approximately $65,816,000. These assumptions may change due to different factors including changes in the allocation of shares of our common stock between the primary offering and the DRIP, the extent to which proceeds from the DRIP are used to repurchase shares of our common stock pursuant to our share repurchase plan and the extent to which we make real estate-related investments. To the extent that we issue new shares of our common stock outside of this offering or interests in our operating partnership in order to acquire real properties, then the acquisition fees and amounts invested in real properties will exceed the amount stated above.

(5)	Although we do not anticipate establishing a general working capital reserve out of the proceeds from this offering, we may establish capital reserves with respect to particular investments.

(6)
Includes amounts anticipated to be invested in assets, amounts used to fund distributions if our cash flows from operations is insufficient and all expenses actually incurred in connection with selecting, evaluating and acquiring such assets, which will be reimbursed regardless of whether an asset is acquired. We have not established any limit on the amount of offering proceeds that may be used to fund distributions other than those limits imposed by our organizational documents and Maryland law.

The “Prospectus Summary – Compensation to Our Advisor, Our Sub-Advisor, Our Dealer Manager and Their Affiliates” section beginning on page 14 of the prospectus, the table appearing in the “Compensation Table” section beginning on page 141 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Maximum Offering
Offering Stage
Selling Commissions (our dealer manager)(1)	Generally, up to 7.0% of gross offering proceeds from the sale of shares of our common stock pursuant to the primary offering (all or a portion of which may be reallowed by our dealer manager to participating broker-dealers). No selling commissions are payable on shares of our common stock sold pursuant to the DRIP.	$112,350,000

Dealer Manager Fee (our dealer manager)(1)	Generally, up to 3.0% of gross offering proceeds from the sale of shares of our common stock pursuant to the primary offering (all or a portion of which may be reallowed by our dealer manager to participating broker-dealers). No dealer manager fee is payable on shares of our common stock sold pursuant to the DRIP.	$48,150,000

Other Organizational and Offering Expense Reimbursement (our advisor entities or their affiliates)(2)	Up to 1.0% of gross offering proceeds for shares of our common stock sold pursuant to the primary offering. No other organizational and offering expenses will be reimbursed with respect to shares of our common stock sold pursuant to the DRIP.	$16,050,000

Acquisition and Development Stage
Acquisition Fee (our advisor entities or their affiliates)(3)(4)
2.60% of the contract purchase price of each property we acquire or, with respect to any real estate-related investment we originate or acquire, 2.0% of the origination or acquisition price. The acquisition fee for property acquisitions will be paid with a combination of shares of our common stock and cash as follows: (i) shares of our common stock in an amount equal to 0.15% of the contract purchase price of the properties, at the then-established offering price, net of selling commissions and dealer manager fees or, if we are no longer in our offering stage, at the most recently announced estimated per share value as determined by our board of directors, and (ii) the remainder in cash in an amount equal to 2.45% of the contract purchase price of the properties. Our advisor entities or their affiliates will be entitled to receive these acquisition fees for properties and real estate-related investments acquired with funds raised in this offering, including acquisitions completed after the termination of the advisory agreement, or funded with net proceeds from the sale of a property or real estate-related investment, subject to certain conditions.
		$36,199,000 (aggregate in cash and stock) assuming no debt or $65,816,000 assuming leverage of 45.0% of the contract purchase price.
Development Fee (our advisor entities or their affiliates)
In the event that our advisor entities or their affiliates provide development-related services, we may pay the respective party a development fee in an amount that is usual and customary for comparable services rendered for similar projects in the geographic market where the services are provided; however, we will not pay a development fee to our advisor entities or their affiliates if our advisor entities elect to receive an acquisition fee based on the cost of such development.
		Actual amount is not determinable.

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Maximum Offering

Operational Stage
Asset Management Fee (our advisor entities or their affiliates)(5)
Subject to our stockholders receiving distributions in an amount equal to 5.0% per annum, cumulative, non-compounded, of invested capital, a monthly asset management fee equal to one-twelfth of 0.85% of the average invested assets existing as of January 6, 2012 and one-twelfth of 0.75% of the average invested assets acquired after January 6, 2012. For such purposes, “invested capital” means, for a specified period, the aggregate issue price of shares of our common stock purchased by our stockholders, reduced by distributions of net sales proceeds by us to our stockholders and by any amounts paid by us to repurchase shares of our common stock pursuant to our share repurchase plan; and “average invested assets” means the average of the aggregate book value of our assets invested in real estate properties and real estate-related investments, before deducting depreciation, amortization, bad debt and other similar non-cash reserves, computed by taking the average of such values at the end of each month during the period of calculation. Subject to certain limitations, the asset management fee will be paid in cash or shares of our common stock at the election of our advisor.
Actual amount depends upon the average invested assets, and, therefore, cannot be determined at this time.

Property Management Fees (our advisor entities or their affiliates)(5)
Up to 4.0% of the gross monthly cash receipts from each property managed by our advisor entities or their affiliates, plus reimbursement of such entities’ costs of managing the properties, including on-site personnel payroll. Our advisor entities or their affiliates may sub-contract their duties to any third-party, including AHI Management Services, Inc., an affiliate of our sub-advisor, including for fees less than the property management fees payable to our advisor entities or their affiliates. For each property managed directly by entities other than our advisor entities or their affiliates, we will pay our advisor entities or their affiliates a monthly oversight fee of up to 1.0% of the gross cash receipts from the property; provided however, that in no event will we pay both a property management fee and an oversight fee to our advisor entities or their affiliates with respect to the same building. In addition, we may pay our advisor entities or their affiliates a separate fee for any leasing activities in an amount not to exceed the fee customarily charged in arm’s-length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area. Such fee is generally expected to range from 3.0% to 8.0% of the gross revenues generated during the initial term of the lease. However, the actual percentage is variable and will depend on factors such as geographic location and real property type (such as a medical office or a healthcare-related property).
Actual amount depends upon the gross monthly cash receipts of the properties, and, therefore, cannot be determined at this time.

Construction Management Fee (our advisor entities or their affiliates)(4)
In the event that our advisor entities or their affiliates assist with planning and coordinating the construction of any capital or tenant improvements, the respective party may be paid up to 5.0% of the cost of such improvements.
Actual amount is not determinable.

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Maximum Offering

Operating Expenses (our advisor entities or their affiliates)(5)	We reimburse our advisor entities or their affiliates for operating expenses incurred in rendering services to us, subject to certain limitations.	Actual amount depends upon the services provided, and, therefore, cannot be determined at this time.

Liquidity Stage
Disposition Fees (our advisor entities or their affiliates)(5)(6)
Up to the lesser of 2.0% of the contract sales price or 50.0% of a customary competitive real estate commission given the circumstances surrounding the sale, in each case as determined by our board of directors (including a majority of our independent directors), upon the provision of a substantial amount of the services in the sales effort. The amount of disposition fees paid, when added to the real estate commissions paid to unaffiliated parties, will not exceed the lesser of the customary competitive real estate commission or an amount equal to 6.0% of the contract sales price.
Actual amount depends upon the sale price of properties, and, therefore, cannot be determined at this time.

Subordinated Participation Interest in Griffin-American Healthcare REIT II Holdings, LP (our advisor entities)

• Subordinated Distribution of Net Sales Proceeds (payable only if we liquidate our portfolio while Griffin-American Healthcare REIT Advisor, LLC is serving as our advisor)(7)
After distributions to our stockholders, in the aggregate, of a full return of capital raised from stockholders (less amounts paid to repurchase shares of our common stock pursuant to our share repurchase plan) plus an annual 8.0% cumulative, non-compounded return on the gross proceeds from the shares of our common stock, as adjusted for distribution of net sale proceeds, the distribution will be equal to 15.0% of the remaining net proceeds from the sales of properties, subject to certain reductions relating to properties acquired prior to Griffin-American Healthcare REIT Advisor, LLC’s, or Griffin-American Advisor’s, appointment as our advisor, as set forth in the partnership agreement for our operating partnership.
Actual amount depends upon the sale price of properties, and, therefore, cannot be determined at this time.
• Subordinated Distribution Upon Listing (payable only if the shares of our common stock are listed on a national securities exchange while Griffin-American Advisor is serving as our advisor)(8)(9)
Upon the listing of the shares of our common stock on a national securities exchange, a distribution equal to 15.0% of the amount by which (1) the market value of our outstanding common stock at listing plus distributions paid prior to listing exceeds (2) the sum of the total amount of capital raised from stockholders (less amounts paid to repurchase shares of our common stock pursuant to our share repurchase plan) and the amount of cash that, if distributed to stockholders as of the date of listing would have provided them an annual 8.0% cumulative, non-compounded return on the gross proceeds from the sale of shares of our common stock through the date of listing, subject to certain reductions relating to properties acquired prior to Griffin-American Advisor’s appointment as our advisor, as set forth in the partnership agreement for our operating partnership.
Actual amount depends upon the market value of our common stock at the time of listing, among other factors, and, therefore, cannot be determined at this time.
______________________

(1)
Assumes selling commissions equal to 7.0% of gross offering proceeds from the sale of shares of our common stock pursuant to the primary offering, which commissions may be reduced under certain circumstances, and a dealer manager fee equal to 3.0% of gross offering proceeds from the sale of shares of our common stock pursuant to the primary offering. However, our dealer manager may, from time to time, enter into selected dealer agreements that provide for reduced selling commissions and an increased dealer manager fee, provided that in no event will the aggregate of the selling commissions and the dealer manager fee be greater than 10.0% of the gross offering proceeds for shares of our common stock sold pursuant to the primary offering. In addition, the amount of selling commissions we pay may be reduced in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisors or banks acting as trustees or fiduciaries and sales to our affiliates. See the “Plan of Distribution” section of the prospectus.

(2)
Other organizational and offering expense reimbursement consists of compensation for incurrence on our behalf of legal, accounting, printing and other accountable offering expenses, including for direct expenses of our advisor entities’ employees and employees of their affiliates (other than our dealer manager and its employees and dual-employees) while engaged in registering and marketing shares of our common stock. Activities of our advisor entities that may be reimbursed include, but are not limited to, development of sales literature and presentations, planning and participating in due diligence and marketing meetings and generally coordinating the marketing process for us. Our advisor entities will be responsible for the payment of our cumulative other organizational and offering expenses to the extent they exceed 1.0% of the aggregate gross offering proceeds from the sale of shares of our common stock pursuant to the primary offering without recourse against or reimbursement by us. All organizational and offering expenses, including selling commissions and dealer manager fees, will be capped at 15.0% of the gross proceeds of this offering.

(3)
This estimate assumes the contract purchase price for our assets will be an amount equal to the estimated amount invested in assets in a maximum offering, and that all of the assets purchased are real properties. We have assumed that no financing is used to acquire future assets. However, as disclosed throughout the prospectus, we do expect to use leverage, which would result in higher fees paid to our advisor entities and their affiliates. Any portion of this fee may be deferred and paid in a subsequent year. Assuming a maximum leverage of 45.0% of our assets, the maximum acquisition fees would be approximately $65,816,000. This amount reflects the aggregate cash and stock portion of the acquisition fee. We will pay our advisor entities or their affiliates the acquisition fee upon the closing of a real estate acquisition or upon the funding or acquisition of a real estate-related investment.

(4)
Acquisition expenses include any and all expenses actually incurred in connection with the selection, evaluation and acquisition of, and investment in real estate and real estate-related investments, including, but not limited to, legal fees and expenses, travel and communications expenses, cost of appraisals and surveys, nonrefundable option payments on property not acquired, accounting fees and expenses, architectural, engineering and other property reports, environmental and asbestos audits, title insurance premiums and escrow fees, transfer taxes, and miscellaneous expenses related to the selection, evaluation and acquisition of properties. We estimate acquisition expenses to be 0.5% of the contract purchase price. We reimburse our advisor entities for acquisition expenses, whether or not the evaluated property is acquired. Our charter limits our ability to pay acquisition fees if the total of all acquisition fees and expenses, including any development fees and construction management fees paid to our advisor or affiliates of our advisor, and real estate commissions and other fees paid to third parties, is not reasonable or would exceed 6.0% of the contract purchase price of the property or real estate-related investment, or in the case of a loan, 6.0% of the funds advanced. Under our charter, a majority of our directors not interested in the transaction, including a majority of our independent directors not interested in the transaction, would have to approve any acquisition fees (or portion thereof) which would cause the total of all acquisition fees and expenses relating to a real property acquisition to exceed 6.0% of the purchase price.

(5)
We will not reimburse our advisor entities at the end of any fiscal quarter for operating expenses that, in the four consecutive fiscal quarters then ended, exceed the greater of (1) 2.0% of our average invested assets, or (2) 25.0% of our net income, which is defined as our total revenues less total expenses for any given period excluding reserves for depreciation, amortization, bad debt and other similar non-cash reserves, beginning with the four consecutive fiscal quarters ended June 30, 2010, unless our independent directors have determined that such excess expenses were justified based on unusual and non-recurring factors. “Average invested assets” means, for such period, the average monthly book value of our assets invested directly or indirectly in real estate properties and equity interests before deducting depreciation, amortization, bad debt and other similar non-cash reserves, computed by taking the average of such values at the end of each month during such period. “Total operating expenses” means all costs and expenses incurred by us, as determined under GAAP, that are in any way related to our operation or our business, including fees paid to the advisor, but excluding: (a) the expenses of raising capital such as organizational and offering expenses, legal, audit, accounting, underwriting, brokerage, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer and registration of shares of our common stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization, bad debt and other similar non-cash reserves; (e) reasonable incentive fees based on the gain in the sale of our assets; and (f) acquisition fees and expenses (including expenses relating to potential acquisitions that we do not close), disposition fees on the resale of real estate and other expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other real estate (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of real estate).

(6)	Although we are most likely to pay disposition fees in our liquidity stage, these fees may also be earned during our operational stage.

(7)	The distribution is payable only if we liquidate our portfolio while Griffin-American Advisor is serving as our advisor.

(8)
The market value of the shares of our common stock at listing will be based on the market value of the outstanding common stock averaged over the 30 trading days beginning 180 days after the shares of our common stock are first listed. The subordinated distribution upon listing may be paid in cash, shares of our common stock, or by issuing an interest-bearing promissory note, as determined by our board of directors, including a majority of our independent directors. In the event that we elect to satisfy the distribution obligation in the form of shares of our common stock, the number of shares of our common stock will be determined based on the listed market price described above. In the event we elect to satisfy the distribution obligation in the form of an interest-bearing promissory note, if the promissory note is not paid within five years after the issuance of the note, we would be required to purchase the promissory note (including accrued but unpaid interest) in exchange for cash or shares of our common stock. The distribution is payable only if the shares of our common stock are listed on a national securities exchange.

(9)
Upon termination or non-renewal of the advisory agreement, our advisor entities will be entitled to a similar distribution, which we refer to as the subordinated distribution upon termination; provided however, that our advisor entities will not be entitled to any compensation or other remuneration in connection with an internalization transaction (acquisition of management functions from our advisor entities). Such distribution, if any, will equal 15.0% of the amount, if any, by which (1) the appraised value of our assets on the termination date, less any indebtedness secured by such assets, plus total distributions paid through the termination date, exceeds (2) the sum of the total amount of capital raised from stockholders (less amounts paid to repurchase shares of our common stock pursuant to our share repurchase plan) and the total amount of cash that, if distributed to them as of the termination date, would have provided them an annual 8.0% cumulative, non-compounded return on the gross proceeds from the sale of shares of our common stock through the termination date, subject to certain reductions relating to properties acquired prior to Griffin-American Advisor’s appointment as our advisor, as set forth in the partnership agreement for our operating partnership. In addition, our advisor entities may elect to defer their right to receive a subordinated distribution upon termination until either a listing or other liquidity event, including a liquidation, sale of substantially all of our assets or merger in which our stockholders receive in exchange for their shares of our common stock shares of a company that are traded on a national securities exchange. If our advisor entities elect to defer the payment and there is a listing of the shares of our common stock on a national securities exchange or a merger in which our stockholders receive in exchange for their shares of our common stock shares of a company that are traded on a national securities exchange, our advisor entities will be entitled to receive a distribution in an amount equal to 15.0% of the amount, if any, by which (1) the fair market value of the assets of our operating partnership (determined by appraisal as of the listing date or merger date, as applicable) owned as of the termination of the advisory agreement, plus any assets acquired after such termination for which our advisor entities was entitled to receive an acquisition fee, or the included assets, less any indebtedness secured by the included assets, plus the cumulative distributions made by our operating partnership to us and the limited partners who received partnership units in connection with the acquisition of the included assets, from our inception through the listing date or merger date, as applicable, exceeds (2) the sum of the total amount of capital raised from stockholders and the capital value of partnership units issued in connection with the acquisition of the included assets through the listing date or merger date, as applicable (excluding any capital raised after the completion of this offering) (less amounts paid to repurchase shares of our common stock pursuant to our share repurchase plan), plus an amount equal to an annual 8.0% cumulative, non-compounded return on such gross proceeds and the capital value of such partnership units measured for the period from inception through the listing date or merger date, as applicable, subject to certain reductions relating to properties acquired prior to Griffin-American Advisor’s appointment as our advisor, as set forth in the partnership agreement for our operating partnership. If our advisor entities elect to defer the payment and there is a liquidation or sale of all or substantially all of the assets of the operating partnership, then our advisor entities will be entitled to receive a distribution in an amount equal to 15.0% of the net proceeds from the sale of the included assets, after subtracting distributions to our stockholders and the limited partners who received partnership units in connection with the acquisition of the included assets of (1) their initial invested capital and the capital value of such partnership units (less amounts paid to repurchase shares of our common stock pursuant to our share repurchase plan) through the date of the liquidity event plus (2) an amount equal to an annual 8.0% cumulative, non-compounded return on such gross proceeds and the capital value of such partnership units measured for the period from inception through the liquidity event date, subject to certain reductions relating to properties acquired prior to Griffin-American Advisor’s appointment as our advisor, as set forth in the partnership agreement for our operating partnership. Our advisor entities shall not be entitled to receive this distribution if shares of our common stock have been listed on a national securities exchange prior to the termination of the advisory agreement. Our operating partnership may satisfy the distribution obligation by either paying cash or issuing an interest-bearing promissory note. If the promissory note is issued and not paid within five years after the issuance of the note, we would be required to purchase the promissory note (including accrued but unpaid interest) in exchange for cash or shares of our common stock. The subordinated distribution upon termination may occur during the liquidity stage or during the operational stage.

The first paragraph of the “Plan of Distribution — General” section on page 204 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:
We are offering a maximum of 161,679,408 shares of our common stock to the public through Griffin Securities, our dealer manager, a registered broker-dealer affiliated with our advisor. Of this amount, 157,045,010 shares of our common stock are allocated to be offered pursuant to the primary offering and 4,634,398 shares of our common stock are allocated to be offered pursuant to the DRIP. Prior to the conclusion of this offering, if any of the shares of our common stock initially allocated to the DRIP remain after meeting anticipated obligations pursuant to the DRIP, we may decide to sell some or all of such shares of our common stock to the public pursuant to the primary offering. Similarly, prior to the conclusion of this offering, if the shares of our common stock initially allocated to the DRIP have been purchased and we anticipate additional demand for shares of our common stock pursuant to the DRIP, we may choose to reallocate some or all of the shares of our common stock allocated to be offered pursuant to the primary offering to the DRIP. The shares of our common stock in the primary offering are being offered for $10.22 per share. Shares of our common stock pursuant to the DRIP will be offered for $9.71 per share during this offering.

The second paragraph and the table appearing in the “Plan of Distribution — Dealer Manager and Participating Broker-Dealer Compensation and Terms” section beginning on page 206 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:
In addition to the compensation described above, we also will reimburse our dealer manager and its affiliates for some of their costs in connection with the offering as described in the table below, which sets forth the nature and estimated amount of all items viewed as “underwriting compensation” by FINRA, assuming we sell the maximum primary offering of $1,605,000,000 and do not sell any shares of our common stock pursuant to the DRIP. To show the maximum amount of dealer manager and participating broker-dealer compensation that we may pay in this offering, this table assumes that all shares of our common stock are sold through distribution channels associated with the highest possible selling commissions and dealer manager fee.

	Total Maximum Amount	Percentage of Primary Offering
Selling commissions	$112,350,000	7.0%
Dealer manager fee(1)	48,150,000	3.0%
Total	$160,500,000	10.0%
 ____________________

(1)
From the dealer manager fee, our dealer manager will pay for broker-dealer expense reimbursement, including for wholesaling, travel and expenses, for broker-dealer conference fees and training and education meetings and for legal fees of our dealer manager.